Exhibit 12.2

NSTAR Electric Company

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

Twelve Months Ended June 30, 2011

(in thousands)

Net income from continuing operations (before preferred stock dividend)	$246,709
Less: equity income from investees	924
Plus: distributed income of equity investees	1,020
Income taxes	160,078
Fixed charges (including securitization certificates)	76,785

Total	$483,668

Interest expense	$70,381
Interest component of rentals (estimated as one-third of rental expense)	6,404

Subtotal	76,785
Preferred stock dividend requirements	3,232

Total	$80,017

Ratio of earnings to fixed charges and preferred stock dividend requirements	6.04